

September 19, 2014

Via E-mail

Leonard M. Tannenbaum
Fifth Street Asset Management Inc.
777 West Putnam Avenue, 3rd Floor
Greenwich, CT 06830

> **Re: Fifth Street Asset Management**
> **Registration Statement on Form S-1**
> **Filed on September 8, 2014**
> **File No. 333-198613**

Dear Mr. Tannenbaum:

We have reviewed your registration statement and correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide a detailed legal analysis explaining why you believe you are not an "investment company" as defined in the Investment Company Act of 1940. Please tell us what exclusion from the Investment Company Act of 1940 you and your subsidiaries are relying on (if any) and provide us with a detailed legal analysis (including relevant unconsolidated financial information) supporting your determination that the exclusion is available to you. Your analysis should include all facts upon which your determination is based. Additionally, if you have reasons for believing that the exclusion might be deemed inapplicable to your operations, please explain. Please note that we may have further comments after reviewing your response.

    • Please also identify and explain any interests in the Fifth Street investment funds held by or through the Fifth Street Management LLC and FSCO GP LLC. For instance, please explain if interests in the investment funds are limited to general partnerships or if there are additional limited partnership interests, and the values of each. Do Fifth Street Management LLC and FSCO GP LLC and/or the Fifth Street Holdings LP make contributions to the capital of the investment funds in connection with or apart from the general partner interests? What are the values with regard to each investment fund? Please describe the methodology used to value these interests and explain why that methodology was chosen.

- Please explain why an investment in Fifth Street Asset Management Inc. is not equivalent to an investment in a fund of funds.

2.   Please explain whether the offering by Fifth Street Asset Management Inc. should be considered an indirect offering of the investment funds. In this context, please address rule 140 under the Securities Act of 1933 as well as section 48(a) of the Company Act as applied to the registration requirements for investment

3.   We note that the Holdings LP interests are convertible into class A common stock and that when the interests are exchanged the associated shares of class B common stock will be retired and canceled. Other than liquidation, are there incentives for LP interest holders to convert their interests into class A common stock. Could a conversion trigger a change in control?

4.   Please discuss the extent to which a change in control might impact your business. For example, do Fifth Street Management LLC advisory agreements with Fifth Street Finance Corp or Fifth Street Senior Floating Rate Corp. include provisions allowing for termination of the advisory agreement? If they do, please describe these provisions along with any other potential consequences of a change in control and include separate risk factor disclosure. Do you have investment advisory agreements with the Senior Loan Funds and Fifth Street Credit Opportunities? If you do, please file them as exhibits or explain why you believe they are not required.

Prospectus Summary, page 1

5.   We note your discussion of adjusted net income for the six months ended June 30, 2014 in the last paragraph (a non-GAAP measure, as described on page 70). Please address the following:

- Revise to include your net income attributable to controlling interests in Fifth Street Management Group immediately preceding your non-GAAP amount and provide a corresponding footnote and reconciliation at the bottom of page 2 (i.e., within the prospectus summary).
- Similarly, revise your discussion on page 66 to include your net income attributable to controlling interests in Fifth Street Management Group immediately preceding your non-GAAP amount.

The Fifth Street Platform, page 1

6.   Indicate which of these funds are dependent on leverage for a portion of their funding.

Risk Factors, page 20

Risks Related to our Business, page 21

"The significant growth we have experienced…", page 24

7.   Please revise the amounts presented within to quantify the amount of Part 1 fees included in your management fees.

Our use of leverage may expose us to substantial risks, page 27

8.   Please quantify the amount and percentage of your funds that utilize leverage.

Risks Related to this Offering, page 33

"We have identified a material weakness…", page 35

9.   Please revise your disclosure to address the revision resulting from the misclassification of certain noncash financing activities within your combined statements of cash flows.

Unaudited Pro Forma Condensed Combined Financial Information, page 54

10.   We note your response to our prior comment 27. Please address the following:

- In response to the second bullet point of this comment, you state that pro forma adjustment (e) on page 58 was added to give effect to the transaction described in the sixth bullet point related to your Offering Adjustments on page 54, which reflects a one-time payment to settle certain profit interests held in Fifth Street Management that will be eliminated upon the effectiveness of this registration statement. However, pro forma adjustment (e) on page 58 gives effect to the purchase of the Holdings LP Interests pursuant to the initial public offering and the tax receivable agreement. Please revise your disclosure accordingly.
- In response to the third bullet point, you revised the narrative discussion on page 54 to reflect the pro forma adjustment that gives effect to the reclassification from controlling interest in Fifth Street Management to non-controlling interests in Fifth Street Holdings as part of the Reorganization. However, we note that pro forma adjustment (j), which describes this transaction on page 62, is reflected as an Offering Adjustment. Please revise your disclosure accordingly.

Notes to the Unaudited Condensed Combined Pro Forma Statement of Financial Condition, page 57

(1) Reorganization and Other Adjustments, page 57

11.   We have read your response to our prior comment 31. Similar to the discussion within your response, please expand your disclosure in pro forma footnote (a) to discuss your intention of repurchasing the award from certain employees of Fifth Street Holdings L.P. as well as your basis in classifying the award as a liability.

Combined Financial Statements of Fifth Street Management Group for the Six Months Ended June 30, 2014 and 2013

Note 2 – Significant Accounting Policies, page F-33

Non-controlling Interests, page F-36

12.   We have read your response to our prior comment 50. As previously requested, please revise your disclosure to summarize the changes in non-controlling interests, including redeemable, in the consolidated funds. Specifically, your disclosure should discuss the circumstances in which such interest is adjusted for.

Exhibits

13.   Please file all exhibits as soon as practicable. We may have additional comments once we have had an opportunity to review the investment advisory agreements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Trotter at (202) 551-3472 or Hugh West, Accounting Branch Chief at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Hugh West for

Suzanne Hayes
Assistant Director